October 20, 2008

Kari Jin, Esq.
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20543

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File no. 1-33134

Dear Ms. Jin:

We are responding to your letter to Mr. Remington Hu, dated August 21, 2008. We have reproduced the comments of the Staff, and below each we have provided a response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 - Tel: 212-907-7349) has spoken with you and we understand that we may provide the intended responses in this letter for the Staff consideration before the make the actual amendments in the Form 20-F. Please feel free to contact Mr. Hudders. Once you have indicated that the Staff is satisfied with the responses, we will proceed to make the appropriate amendment to the Form 20-F for the fiscal year ended December 31, 2007, and file it on Edgar.

Form 20-F for the Fiscal Year Ended December 31, 2007
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 100

1.
We note your statement that the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are “partially ineffective.” It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. In this regard, the chief executive officer and chief financial officer should not state that the Company’s disclosure controls and procedures were partially ineffective due to the significant deficiency that has been identified. Rather, they must take the significant deficiency into account when concluding whether the disclosure controls and procedures are effective or ineffective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the significant deficiency identified. Or, if true, you can state that given the significant deficiency identified, your disclosure controls and procedures are not effective.

RESPONSE BY YUCHENG

We propose to amend the paragraph on page 100 of the Form 20-F as follows:

“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), or the Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective.”

“During the audit our auditor identified a deficiency in the internal control over financial reporting that adversely affected the controls and procedures and the supply of information relating to the accrual of inventories purchased. Our control and procedures evaluation which is inclusive of both quantitative and qualitative factors revealed this deficiency that would be considered significant in the accrual of inventories but did not constitute a material weakness.”

“A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency is considered to be a significant deficiency when it is important enough to merit attention by those responsible for oversight of the company’s financial reporting.”

“In evaluating an identified deficiency, management looked at whether there was a reasonable possibility that the company’s controls will fail to prevent or detect a misstatement of an account balance or disclosure; and the magnitude of the potential misstatement resulting from the deficiency. Therefore, the severity of a deficiency does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the company’s controls will fail to prevent or detect a misstatement. Our evaluation of the significance of the deficiency included both quantitative and qualitative factors. Based on that evaluation, the effect of the identified significant deficiency is immaterial because it had no effect on the operating results and net assets, and it only affected the amount of assets and liabilities to the extent of no more than 1.1% of total assets. Therefore, the Company’s management was able to conclude that as of December 31, 2007, the Company’s disclosure controls and procedures were effective.”

Remediation Steps

“Management has taken the following steps to correct the deficiency: (i) management will perform stocktaking once each quarter, and (ii) management will perform reconciliations with vendors regularly. The remediation of our controls and procedures in respect of the deficiency was completed by September 30, 2008.

There were no other changes in our internal control over financial reporting.”

2.
We also note management’s conclusion that your disclosure controls and procedures were “partially ineffective in providing reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC,” is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule also requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

RESPONSE BY YUCHENG

Yes - we confirm that our disclosure controls and procedures for the relevant periods met all the requirements under Rule 13a-15 of the Exchange Act. Please see our response to Staff comment No. 1.

3.
Please tell us how you considered disclosing in greater detail the nature of the significant deficiency identified in your disclosure. In addition, tell us how you considered disclosing the specific steps that the Company has taken, or intends to take in the future, to remediate the significant deficiency. In addition, you should provide an estimated timetable for remediation and any associated material costs.

RESPONSE BY YUCHENG

Please see our response to Staff comment No. 1.

Management’s Annual Report on Internal Control over Financial Reporting, page 100

4.
We note that your management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007, notwithstanding your identification of a significant deficiency. Please tell us how your management can conclude that the Company’s internal control over financial reporting is effective when a significant deficiency exists in the Company’s internal control over financial reporting.

RESPONSE BY YUCHENG

As noted above in the response to Staff comment No. 1, the control and procedures evaluation revealed a deficiency that would be considered significant in the accrual of inventories.

However, in evaluating the identified deficiency inclusive of both quantitative and qualitative factors, management concluded that it did not constitute a material weakness, which is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, management was able to conclude that the Company’s internal controls were effective for the fiscal year ended December 31, 2007.

Consolidated Statements of Income, page F-4

5.
We note on page F-19 that your customers purchase bundled solutions that include products (software and hardware) and services. We also note on the face of the income statement that you classify revenues as IT solutions and services and System integration. Tell us how you considered classifying revenues, as well as cost of revenues, from these arrangements in your statements of operations as either product or services in accordance with Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X.

RESPONSE BY YUCHENG

The Company’s revenues are divided into the following categories:

> IT Solution and Services
- channel-related solutions;
- business-related solutions;
- management-related solutions; and
- IT services (including agency sales service and maintenance and support fees)
> System Integration

(1)
Channel-related solutions, business-related solutions and management-related solutions all offer bundled solutions that include the Company’s core software (requiring significant modification or customization), which are considered significant to the arrangement’s functionality. Therefore, relevant revenue is recognized using the percentage-of-completion method in accordance with SOP81-1.

(2)	IT services consist of:

- agency sales service fees are those fees earned from procuring 3rd party IT equipment for the end users. Revenue from agency sales amounted to RMB11 million for the fiscal year ended December 31, 2007 (2006: RMB4 million), representing less than 5% of the Company’s revenue. No agency sales formed part of any bundled arrangement offered by the Company. Accordingly, related revenues were recognized in accordance with SAB 104 and using the net basis according to EITF99-19;

- maintenance and technical support fees are those fees earned from rendering maintenance and technical support services. Maintenance and technical support services are provided either on a standalone basis or as a component of the bundled arrangements offered by the Company as mentioned in (1) above in this response. If these services are part of a bundled arrangement, the allocation of revenue to these services is determined using their fair value of VSOE as discussed in our response to Staff comment No. 7 below. These fees are recognized over the term of service contract using the straight-line method.

(3)
System integration revenue represents (i) the revenues from sales of third party hardware and software, and (ii) revenues from providing services in planning, designing, installing, integrating and testing. The revenue is recognized when the merchandise is delivered in accordance with Topic 13 of SAB104.

The fees earned from providing system integration services amounted to approximately RMB4 million (2006: RMB2 million) for the fiscal year ended December 31, 2007, representing about 2% of the total revenue from system integration. As the amount is immaterial, the Company believes that the separate disclosure of this revenue would not be useful to investors.

Based on the above classifications, the company believes that the above classifications of its revenue and cost of revenue can comply with the Rules 5.03(b)(1) & (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies and Practices
(m) Revenue Recognition, page F-19

6.
You indicate that IT solution and services is generated from customers purchasing bundled arrangements that include the Company’s software and third party hardware. You also indicate that the bundled arrangement includes services that require significant modification and you recognize revenue from the entire arrangement using contract accounting. Please tell us if you offer bundled arrangements where services are not considered essential to the software’s functionality where the software and hardware elements are recognized upon delivery. If so, tell us how the arrangement fee is allocated to each element and how you determine vendor specific objective evidence (VSOE) of fair value for each element pursuant to the guidance under SOP 97-2 and EITF 00-21. Also, tell us what percentage of your revenue is generated from the sale of software licenses and provide a detailed description of your software license terms (i.e. term vs. perpetual license).

RESPONSE BY YUCHENG

Included in the “IT solution and services” revenues are the following:

(i)
bundled arrangements which require significant modification or customization that are essential to the software’s functionality, the revenue from which is recognized using the percentage-of-completion method in accordance with SOP 81-1.

(ii)
IT services include (a) agency sales services that require procurement services not considered essential to the sales arrangement and the related revenue is not material; and (b) maintenance and technical support services that are rendered either as a standalone basis or as a component of the bundled arrangements as mentioned in (i) above in this response. The revenue is recognized when the service is rendered or over the service term in accordance with Topic 13 of SAB104.

Accordingly, we propose to change the related sentence of the accounting policy as follows:

“If the bundled solution requires significant production, modifications, or customization, the revenue is recognized over the installation and customization period based on the percentage of completion method in accordance with SOP81-1 “Accounting for Performance of Construction-Type and Certain Product-Type Contracts.”

On the other hand, in respect of the Company’s “System Integration” revenues, the Company offers bundled arrangements comprising sales of third party hardware and software and the provision of services in planning, designing, installing, integrating and testing. Services offered therein are not essential to the functionality of the software or hardware sold. As the service component is not significant, the related revenue is recognized on delivery in accordance with SAB Topic 13.

Where the bundled arrangements include multiple elements, the Company evaluates at the inception all deliverables to determine whether they represent separate units of accounting in accordance with EITF 00-21. For arrangements with multiple units of accounting, primarily resale of third party hardware and software and provision of planning, designing, installing, integrating and testing of hardware sold, we allocate revenue to various elements based on their relative fair value.

In offering bundled arrangements, certain IT solutions will be modified or customized using our self-developed core software, which is provided under a perpetual license allowing the customer to use the solution indefinitely. As the Company has never offered its software on a standalone basis, and the customization/modification is essential to the functionality of the solution offered, the Company treats the software together with the customization/modification as a single unit of accounting in accordance with EITF00-21. The revenue from this arrangement is recognized based on SOP81-1.”

7.
You also indicate that your bundled solutions include post-contract support (PCS) and training. Tell us if you allocate and defer PCS and training revenue based on the VSOE of fair value. If so, please explain your methodology and assumptions used to determine VSOE of fair value for PCS, training and any other undelivered elements in your multiple element arrangements and the general terms of for those elements. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 and 57 of SOP 97-2 and TPA 5100.49.

RESPONSE BY YUCHENG

In general, a bundled arrangement includes IT solution and PCS, comprising training and maintenance services.

For example, the Company may offer to a customer a contract for an aggregate total cost of RMB5,500,000 that provides an online financial clearance solution, 7-day training for 15 users and 5 years of maintenance arrangement. The contract sum to these three components is allocated as follows:

-	the VSOE of fair value in respect of maintenance service is determined based on the price charged when the same element is sold separately, say, RMB700,000;
-	the VSOE of fair value in respect of training service is determined using the price (say, RMB300,000), which is based on the hourly rate charged when those services are sold separately; and
-
the remaining balance of the contract sum after reduction of the VSOE of fair value of training and maintenance service services will be allocated to be the price of the IT solution. In this example, it would be RMB4,500,000.

The fee earned from rendering training services is recognized when the service is completed and the fee from maintenance service is recognized over the term. IT solution revenue is recognized using the percentage-of-completion method.

Up to now, all our PCS customers are state-owned banks in the PRC and the scope of service to the PCS customers, we offered is similar, therefore the VSOE used in allocating the PCS revenue does not vary from customer to customer.

In light of the above, the following paragraph will be added into our revenue recognition to detail how the Company’s allocation of the PCS revenue in a bundled arrangement that offers IT solution, training services and other PCS:

“In arrangements with IT solution and training and maintenance services, the Company has specifically applied the guidance in paragraph 10 of SOP97-2 to allocate revenue to multiple components offered in a bundled arrangement based on VSOE. In cases where the Company is unable to determine VSOE of the IT solution, the Company has used the residual method to allocate the arrangement consideration. VSOE for training and maintenance services is based on the hourly rates charged when those services are sold separately.”

8.
We note your disclosure on page F-20 where you indicate that revenues from sale of IT equipment to end users are recorded on net basis because the Company is not a primary obligor, does not take inventory risk and does not have latitude to establish pricing or supplier selection with respect to IT equipment and software delivered to end users pursuant to the guidance in EITF 99-19. We also note your disclosure on page 65 where you indicate that the cost of revenues for system integration consists of third-party hardware and software purchased for your clients. Based on this disclosure, it appears that you are recording third-party hardware and software sales for system integration on a gross basis. Clarify whether you recognize revenue for sales of third-party hardware and software under your system integration arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

RESPONSE BY YUCHENG

On page F-20, revenue from sales of IT equipment to end users recorded on net basis in accordance with EITF 99-19 relates to our agency services to procure third party hardware equipment for other system integrators, which are recorded as revenue from IT services under the “IT solutions and Services” section.

In contrast, on page 65, the cost of revenue from system integration consisting of third party hardware and software for the Company’s client relates to revenue from system integration services, which are recorded as described under the “System Integration” section.

In view of the substantial difference between these two kinds of transactions, we follow EITF 99-19 to adopt different accounting treatments for these kinds of transactions.

IT Solutions and Services - Agency Services

Revenue for sales of third party hardware and software without the value added services of planning, designing, installing, integrating and testing of hardware is treated as agency revenue and is recorded on a net basis. In determining the relevant accounting treatment, we have considered that:

(a)
The acceptability of the product ordered by the customer is fulfilled by the suppliers because the IT equipment (including configuration, models and supplier) purchased is as specifically instructed by the customer, and the service component is considered not significant to the acceptability. Accordingly, we consider that the Company is not a primary obligor in the arrangement.

(b)
Hardware sales are made pursuant to a specific order and delivery is arranged from the supplier's place of business to the buyer's place of business. In no instance, does Yucheng take title to the merchandise, and therefore it has no general inventory risk.

(c)	We have no or very limited latitude in establishing price as the model, configuration and suppliers are determined by the buyer.

(d)	We have no involvement in the determination of product or service specifications as these are determined by the customer's own IT department or principal contractor.

(e)	We have no discretion in supplier selection as all the specifications of hardware required are determined by the customer’s own IT department or principal contractor.

(f)	The Company assumes credit risk for the amount billed to the customer but this fact provides weaker evidence that the company has risks and rewards as a principal in the transaction.

(g)	The customer has the right to return the goods to supplier directly for any quality problem.

Based on the above considerations with reference to its arrangement with the third party IT manufacturers and end customers, we considered that the net approach is appropriate to reflect the substance of these arrangements.

System Integration

Revenue from System Integration represents sales of third-party hardware and software with value added services of planning, designing, installing, integrating and testing of hardware. Relevant revenue is recorded on a gross basis after considering the following factors with reference to EITF99-19.

(a)
We consider that the acceptability of the product ordered for the customer is fulfilled by the Company as the IT equipment (including configuration, models and supplier) is determined by the Company as a system integrator, and the system integration service is considered significant to the acceptability. Accordingly, we consider the Company is a primary obligor in the arrangement.

(b)
Although the hardware and software required are made to order and relevant delivery is arranged from the supplier's place of business to the buyer's place of business, the title to merchandise passes to the customer not when the merchandise is delivered but only when the customer has tested and provided an acceptance report to the Company. In this regard, the Company has general inventory risk of merchandise before relevant title is passed to customers.

(c)
We have latitude in establishing price as models, configuration and suppliers are recommended by us for the customer’s approval, although such latitude is limited due to the increasing transparency in the IT markets.

(d)	We have significant involvement in the determination of product or service specifications and selection of suppliers as the Company provide services in planning and designing relevant solutions.

(f)	The Company assumes credit risk for the amount billed to the customer, indicating that the company has risks and rewards in the arrangements.

(g)	The customer does not have the right to return the hardware/software to the suppliers. If there is any quality issue, the customer can only return the goods to the Company.

Based on the above, we believe the gross basis approach can appropriately reflect the substance of these arrangements.

9.
We note on page 8 that you provide solutions and services to different provincial branch offices of China Construction Bank as well as its head office and that these engagements are under separate and independent contracts. We also note on page 37 that large multi-year projects are usually separated into different phases and each phase is covered by separate contracts. Clarify whether these types of engagements are closely interrelated or whether elements in one contract are essential to the functionality of an element in another contract and if so, how this impacts revenue recognition. In your response, tell us how you considered the guidance under paragraph 2 of EITF 00-21 and TPA 5100.39 in determining whether these contracts should be accounted for as a single arrangement.

RESPONSE BY YUCHENG

Under “IT solutions” revenue, the Company provides solutions and services to different provincial branch offices of China Construction Bank (“CCB”) as well as its head office. We have referred to the requirements in TPA5100.39 in considering whether any of these engagements are closely interrelated or are essential to the functionality of another and would as a result impact the revenue recognition if they are separately considered. We offer examples to illustrate our analysis.

Engagements for different provincial branch offices or two engagements in one province
For example, the Company was appointed to undertake the Credit Card Automation System of Beijing and Qinghai branches of CCB. The Company employs the evaluation below with reference to TPA5100.39 and considers that the revenue recognition of these two engagements should be considered separately.

a.
IT system maintenance and development for CCB in different provinces are separately managed by each provincial headquarters. The Company needs to separately negotiate and handle each engagements with local headquarters in the respective provinces;

b.	The elements of these projects are similar in terms of design, technology or functions but they are not interrelated or interdependent;

c.
The fees of these projects are separately billed and settled; and in rendering the bills and the acknowledging settlements, the Company gives no consideration to the status of other projects for CCB. There is no situation where the payment terms under one project coincide with performance criteria of another; and

d.	No element in one project is essential to the functionality of an element in another contract.

Interrelated or interdependent engagements
For example, the Company has undertaken to develop a financial clearance system covering 16 branches and a regional headquarters. The Company employs the evaluation below and on the basis of the criteria considers that the revenue recognition of this engagement should be considered as a whole.

a.	The system development project is centrally auctioned, negotiated, monitored by its provincial headquarters. The Company needs to negotiate and handle these engagements with local headquarters;

b.	The elements of these projects are similar in terms of design, technology or function, although they are not interrelated or interdependent in accordance with the same progress requirements;

c.
The fees of these projects can be separately billed, but in making the settlements, CCB would give consideration to the status of other parts of the projects and its payment terms under one project will coincide with performance criteria of another. Additionally, in general, settlement would only be made when the projects are all completed; and

d.	The element in any one project is essential to the functionality of an element in others.

If any engagements are considered closely related and interrelated, we would take them together as a single arrangement for revenue recognition purposes.

10.
On page 31, you indicate that in 2007, the Company launched its POS merchant acquiring business which includes deploying POS terminals and processing credit and debit card payments through POS terminals in collaboration with banks. Please tell us in detail the terms and nature of such service offering and explain your revenue recognition policy. Also, tell us the specific accounting literature applied in supporting your conclusion.

RESPONSE BY YUCHENG

The Company generated POS revenue in 2007 amounting to approximately RMB3 million. It is not material to the Company.

POS services include merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training, and a 24-hour technical support hotline. Under the arrangement, we would be responsible to provide POS terminals to merchants and set up the connection with the platform for processing payments through these POS terminals in collaboration with accredited banks. The provision of POS equipment and all connection work to facilitate the use of the platform are free for merchants and banks.

The costs incurred to enable users access to the POS platform, such as POS equipment costs, connection establishment costs and commission to middle parties are believed to be incurred in relation to the profit for the customer relationship period in the future. Referring to FASB Technical Bulletin No. 90-1, the relevant costs are deferred and amortized over the expected customer relationship period.

The Company’s only revenue earned from the provision of POS service is the service fee generated from transactions processing via POS terminals, which is determined based on specified percentages (say, 0.3%) of the transaction value, i.e. the spending on accredited debit or credit cards. The POS terminals are designed to accept all major local and foreign credit and debit cards, including China Union Pay, VISA, MasterCard, Amex, and JCB.

We recognize POS service fees in accordance with SAB Topic 13, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured. The POS service fee is recognized as revenue in the period when the transaction occurs or the service is rendered and these four revenue recognition criteria under SAB104 have been satisfied.

For example, a user buys a diamond ring priced at RMB100,000 in a jewelry shop with a POS system. When the payment has been processed through the system, and it is indicated the payment is reasonably collectible, the Company would record a service fee of say, 0.3% of the processed transaction value, i.e. RMB300 in this transaction.

In the above example, we would adopt the net approach to record the revenues but not the gross approach after considering the following factors with reference to EITF 99-19:

(a)
The merchant, and not the Company, is the primary obligor to the customer, because the merchant is responsible for fulfillment with respect to the delivery of products or services ordered or their acceptability.

(b)	We have no latitude in establishing price as the POS service fee is set at a pre-determined percentage of the spending amount.

The above strongly indicates that a net reporting is appropriate.

11.
You also indicate on page 31 that you enter into revenue sharing arrangements with collaborating banks. Clarify whether you recognize revenue under these revenue sharing arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

RESPONSE BY YUCHENG

Please see our response to Staff comment No.10.

12.
We note on page 13 that you recently began providing Application Services Provider (ASP) services to customers for a fixed annual fee and will share revenues with China Financial Certification Authority (CFCA). Tell us your intended revenue recognition policy for these arrangements and clarify whether you will recognize revenue under the revenue sharing arrangements with CFCA on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining whether to record revenue on a gross or net basis.

RESPONSE BY YUCHENG

Application Service Provider (“ASP”) service is created in cooperation with China Financial Certification Authority (“CFCA”) to offer a complete IT architecture and software platform such as an online banking platform to serve small- and mid-sized banks and earn fees on a per-user or per-transaction basis.

The Company would provide necessary hardware and online solutions for ASP users on request and receives a customization fee.

ASP users can pay to use the platform but do not have the right or option to take possession of the IT architecture and software platform under the ASP arrangement. In accordance with paragraph 5 of EITF00-3, there is no software element under the ASP arrangement within the scope of SOP 97-2. This arrangement is considered to be a service arrangement. Accordingly the guidance in EITF 00-21 should be applied in determining whether the ASP arrangement and the customization service would be separate units of accounting for revenue recognition purposes.

In respect of ASP services, the company would receive from banks joining the ASP platform:
(i)	a fixed annual fee for hosting and maintenance of the ASP platform;
(ii)	a customization fee on a request basis for provision of necessary hardware and online solutions to allow users to assess the ASP platform; and
(iii)	a service fee as shared with CFCA, which is determined based on a percentage of user’s transaction amount via the ASP platform.

Annual fee
The annual fee is provided solely for hosting and maintenance services in respect of the ASP platform and is recognized ratably over the contract term. The contract is renewed every year on a negotiated basis.

Customization fee
The customization service delivered does not have standalone value, because the user is only able to obtain the benefit of the customization through the ASP arrangement. In accordance with EITF00-21, the customization service and the ASP arrangement are treated as a single unit of accounting for revenue recognition purposes, and the customization fee is deferred and amortized over an expected customer relationship period. In this connection, the related direct incremental costs are also deferred and amortized over the same expected customer relationship period.

Service fee
The service fee is recognized in accordance with SAB Topic 13, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured. The service fee is recognized as revenue in the period when the transaction occurs or the service is rendered.

We record the service fee on a net basis after considering that:

(i)
The merchant, and not the Company, is the primary obligor to the customer because the merchant is responsible for the fulfillment with respect to the delivery of products or services ordered or their acceptability.

(ii)	We have no latitude in establishing price as service fee is set as a pre-determined percentage of the spending amount.

Based on the above, we consider that net reporting is appropriate to reflect the substance of the service fee from ASP transaction.

The Company generated no ASP revenue in 2007.

13.
We also note on page 38 that you will provide customization to the ASP platform for your customers and expect to receive a fee for such customization. Tell us how you intend to recognize revenue related to these up-front fees. Also, clarify whether you will incur any set-up/customization costs associated with these arrangements and if so, tell us how you plan to account for these costs.

RESPONSE BY YUCHENG

Please see our response to Staff comment No. 12.

Note 16. Reserves, page F-36

14.
We note your discussion on page F-36 in regard to restrictions imposed by the PRC for the payment of dividends. Tell us how you considered the requirements of Item 18 of Form 20-F and Schedule I of Rule 5-04(c) of Regulation S-X in determining whether parent company only financial statements should be included in the Company’s Form 20-F.

RESPONSE BY YUCHENG

We recalculated the reserve amount required by PRC law (RMB 24,868,832) versus the net assets (assets minus liabilities) of the company (RMB 493,098,077) for the fiscal year ended December 31, 2007, in accordance with Item 18 of Form 20-F, and we determined that the restricted amount for the reserve equals approximately 5.04% of net assets.  Based on this calculation, we considered the requirement of Schedule I of Rule 5-04(c) of Regulation S-X and determined that no schedule was required for the 2007 fiscal year. Accordingly, no disclosure is made.

Exhibits 12.1 and 12.2

15. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.

RESPONSE BY YUCHENG

We will revise and re-file the certifications with the amended Form 20-F.

In connection with responding to the comments of the Staff of the SEC, the company acknowledges that:

•  the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;
•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•  the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

/s/ Remington Hu
Remington Hu,
Chief Financial Officer